Alliance One International, Inc. 8001 Aerial Center Parkway Post Office Box 2009 Morrisville, NC 27560-2009 USA	Tel: 919 379-4300 Fax: 919 379-4346 www.aointl.com

October 9, 2013

Via EDGAR

Ms. Linda Cvrkel

Branch Chief

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Alliance One International, Inc.
Form 10-K for the fiscal year ended March 31, 2013
Filed June 17, 2013
File No. 001-13684

Dear Ms. Cvrkel:

This letter responds to the comments on the Form 10-K for the fiscal year ended March 31, 2013 of Alliance One International, Inc. (the “Company”) provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter to me dated September 24, 2013. We have repeated your comments below in italics and have included our responses following each comment.

Staff Comment:

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 21

1.	Given the significance of costs of goods sold to your results of operations for each period presented as well as the size of your operations, please revise and expand your MD&A to discuss and quantify the factors responsible for changes in the levels of cost of goods and services sold separate from gross profit for all periods presented in the Company’s financial statements as required by Item 303 of Regulation S-K. As part of your revised disclosure, please revise to quantify and discuss the impact of each significant component of costs comprising cost of goods and services sold that caused cost of goods and services sold to materially vary (or not vary when expected to) from prior period. This disclosure should be presented in a manner so as to allow investors to discern the relative contribution of each of multiple components cited to the total change in cost of goods and services sold. Please note that even when total amounts of costs of goods and services sold do not materially vary from period to period, the impacts of material variances in components of cost of goods and services sold that offset each other should be separately disclosed, quantified, and discussed (not netted).

Company Response:

The Company will include disclosure responsive to the Staff’s comment in future filings on Form 10-K and Form 10-Q. Attached as Annex A to this letter is a modified excerpt from Management’s Discussion and Analysis of Financial Condition and Results of Operations included in the Form 10-K for the fiscal year ended March 31, 2013 compared to 2012 which includes enhanced disclosures responsive to the Staff’s comment (as well as comments 2 and 4, below), with the modifications identified by underlining. This is provided for illustrative purposes. We will provide similar disclosure for all periods required in our Forms 10-K and 10-Q.

Ms. Linda Cvrkel U.S. Securities and Exchange Commission October 9, 2013 Page 2

Staff Comment:

2.	Also, given the potential for differing or offsetting results in your various segments, we encourage you to also provide the above disclosures at the segment level. At a minimum, we believe your segment disclosures would be more meaningful if cost of goods and services sold and significant operating costs, were disclosed for each segment as appropriate, so that investors may readily see the relative magnitude of changes in these costs.

While revising your disclosures, we encourage you to consider the following revisions as set forth in section III.A of FR-72. We believe these revisions will improve your disclosures by making them more user-friendly and clear. Specifically:

•	Use tables to list, quantify, and sum all of the material individual factors to which changes in accounts are attributable;

•	Refocus the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above.

Company Response:

The Company will include disclosure responsive to the Staff’s comment in future filings on Forms 10-K and 10-Q. As noted in the response to comment 1 above, attached as Annex A to this letter is a modified excerpt from Management’s Discussion and Analysis which includes enhanced disclosures responsive to the Staff’s comment, with the modifications identified by underlining. This is provided for illustrative purposes. We will provide similar disclosure for all periods required in our Forms 10-K and 10-Q.

Staff Comment:

3.	Please confirm your understanding of this matter and revise your results of operations section in MD&A beginning with your next Form 10-Q accordingly.

Company Response:

We acknowledge and confirm our understanding of this matter. The Company will include disclosure responsive with the foregoing Staff comments beginning with its next Form 10-Q.

Staff Comment:

4.	Additionally, please revise your MD&A to disclose the cost components of significant expense line items on your statements of operations to better assist a reader with understanding your business operations. Refer to Item 303(A)(3)(i) of Regulation S-K.

Company Response:

The Company will include disclosure responsive to the Staff’s comment in future filings on Form 10-K and Form 10-Q. As noted in the response to comment 1 above, attached as Annex A to this letter is a modified excerpt from Management’s Discussion and Analysis which includes enhanced disclosures responsive to the Staff’s comment, with the modifications identified by underlining. This is provided for illustrative purposes. We will provide similar disclosure for all periods required in our Forms 10-K and 10-Q.

Ms. Linda Cvrkel U.S. Securities and Exchange Commission October 9, 2013 Page 3

Staff Comment:

Note 1-Summary of Significant Accounting Policies

Other Income, page 43

5.	We note during fiscal 2011, you recorded a gain of $37,765 on the assignment of approximately 9,000 tobacco suppliers in Southern Brazil and the sale of related assets to the Brazilian affiliate of PMI. We also note that you continue to supply processed tobacco to PMI and to process tobacco for PMI’s Brazilian affiliate under a long-term processing agreement. Given the limited disclosure regarding this transaction in your Form 10-K for fiscal year ended March 31, 2011, please describe for us in greater detail the nature, facts and circumstances surrounding transaction which resulted in the gain of $37,765, including the significant terms and consideration involved in the arrangement, and explain why gain recognition was appropriate. Tell us what involvement, if any, the company continues to have with respect to the 9,000 tobacco suppliers in Southern Brazil and PMI. As part of your response, provide us with the authoritative accounting guidance that you relied upon in determining your treatment and your gain calculation. We may have further comment upon receipt of your response.

Company Response:

Facts and Circumstances Associated with the Asset Sale Transaction

On June 10, 2010, a subsidiary of Phillip Morris International (“PMI”) announced that they would begin purchasing tobacco leaf directly from approximately 17,000 Brazilian farmers as part of a strategic integration to better ensure the sustainability of its leaf supply in Brazil, improve cost efficiencies and enable better alignment of leaf supply and demand.

Of the 17,000 Brazilian farmers that PMI announced, approximately 9,000 would come from the Company.

On June 21, 2010, we executed two agreements with PMI. One was for the sale of assets (the “Asset Sale Transaction”) and the other was a long-term processing agreement. The significant terms and consideration of the Asset Sale Transaction included:

•	Total nonrefundable cash consideration of approximately $47.8 million paid to us by PMI.

•	Assignment by us of approximately 9,000 farmer contracts from our existing contracted base of approximately 45,000 farmers to PMI. These were one-year contracts, renewable annually.

•	Sale of a warehouse facility in Santa Cruz, Brazil and a tobacco receiving station in Ararangua, Brazil and certain other assets

The cost basis of the assets disposed of was approximately $10 million. The cost basis associated with the assigned farmer contracts represented the carrying value of inputs previously advanced to those farmers. The cost basis for the remaining assets was historical cost less accumulated depreciation. In connection with the Asset Sale Transaction, we recorded a pretax gain of approximately $37.8 million in other income in our fiscal 2011 consolidated income statement in accordance with ASC 360-10.

Ms. Linda Cvrkel U.S. Securities and Exchange Commission October 9, 2013 Page 4

Assignment of Farmer Contracts and Continuing Involvement

In connection with the Asset Sale Transaction we assigned our contracts with approximately 9,000 farmers to PMI. Contracts with farmers are standardized arrangements that provide an agreement under which the farmer agrees to sell all or a portion of his crop to the contracting party in exchange for agronomic inputs at the outset of the planting season (e.g., seed, fertilizer and other inputs). Once these contracts were assigned, there was no continuing involvement between the Company and the farmers subject to the assignment. All rights held by the Company under the contracts became PMI’s rights. All risks and rewards associated with each assigned contract were transferred to PMI. There was no guaranty or other form of assurance provided by us to PMI in conjunction with the assignment of the farmer contracts. Upon consummation of the Asset Sale Transaction, PMI became responsible for providing all future inputs, buying, grading and other activities associated with the farmers whose contracts were assigned. Other than as described below with respect to the Processing Agreement, there was no continuing involvement with PMI.

Processing Agreement

Concurrently with the Asset Sale Transaction, we entered into a long-term processing agreement with PMI (the “Processing Agreement”). Under the terms of the Processing Agreement, PMI pays us a per kilogram amount to process green tobacco in Brazil based on a cost-plus formula.

We considered whether the execution of the Processing Agreement should impact the measurement of the gain that was recognized in connection with the Asset Sale Transaction. Specifically we evaluated whether some amount of the cash proceeds received in connection with the Asset Sale Transaction could be considered in substance an up-front nonrefundable payment for the future services to be provided under the Processing Agreement. With respect to nonrefundable up-front payments, we observed Staff Accounting Bulletin (SAB) Topic 13 Revenue Recognition A. 3-F.

We concluded the Processing Agreement should be accounted for separately from the Asset Sale Transaction resulting in no allocation of the Asset Sale Transaction cash proceeds to the Processing Agreement for the following reasons:

•	The terms of the Processing Agreement are not dependent on the execution of the Asset Sale Transaction. The Asset Sale Transaction agreement does not reference or require execution of the Processing Agreement as a condition precedent or otherwise in order to be consummated.

•	We have had a long history of processing and customer relationships with PMI. The services to be provided under the Processing Agreement are the same as those historically provided to PMI for a significant period of time both in Brazil and elsewhere. We processed tobacco for PMI both before and after the Asset Sale Transaction.

•	There is excess processing capacity within the Brazilian market available to PMI.

•	The pricing under the Processing Agreement is consistent with the market rate for processing in comparison to pricing previously provided to PMI. Market pricing is further supported by terms in the Processing Agreement that allows PMI to cancel if the processing rate increases by more than inflation or is over a specific percent higher than a competitive bid. Additionally, the Processing Agreement can be terminated by either party without penalty if an agreement is not reached on the estimated processing fee (the cost element of the cost plus arrangement) prior to each contract year. Although the Processing Agreement has a seven year term with automatic renewals unless notice is given, in effect only the profit margin is defined and the processing costs to be reimbursed must be agreed on by both parties each year.

Ms. Linda Cvrkel U.S. Securities and Exchange Commission October 9, 2013 Page 5

•	The green tobacco to be processed under the Processing Agreement is not linked directly or indirectly to the volume produced by the farmers whose contracts were assigned to PMI.

•	The processing agreement between the Company and PMI is fully executory, whereby both parties are required to perform under the agreement. In addition, if satisfactory terms are not agreed upon between the Company and PMI prior to each year’s crop plan then the contract can be terminated. The parties agree that separate plans must be negotiated and agreed upon each contract year.

•	The tobacco processed under the agreement is commingled with tobacco obtained from other PMI farmers, not necessarily from farmers whose contracts were assigned.

We also reviewed ASC 985-605-55-4, which relates primarily to software revenue recognition, but is often analogized to in determining whether contracts entered into simultaneously should be combined into one multiple-element arrangement. The guidance set forth in ASC 985 is consistent with the aforementioned analysis, which requires a review of the relationships, if any, between the Processing Agreement and the Asset Sale Agreement.

Based on the foregoing, we concluded the following with respect to the accounting for the Asset Sale Transaction and Processing Agreement:

(1)	The agreements should not be combined for accounting purposes but rather should be evaluated and accounted for as separate arrangements resulting in no allocation of cash proceeds between the agreements.

(2)	The measurement of the gain associated with the Asset Sale Transaction should include total cash proceeds of $47.8 million.

(3)	The recognition of the gain associated with the Asset Sale Transaction upon delivery of the underlying assets to PMI was reasonable as the gain was considered realized upon delivery.

(4)	Revenue for services pursuant to the Processing Agreement will be recognized in the period in which the service is provided and all revenue recognition criteria are met.

Staff Comment:

Note 20-Selected Quarterly Financial Data, page 86

6.	Please revise future filings to include disclosure of the effect of any unusual or infrequently occurring items (such as restructuring charges, impairments, etc.) that are recognized in any of the quarters presented. See guidance in Item 302(A)(3) of Regulation S-K.

Company Response:

The Company will include disclosure responsive to the Staff’s comment in future filings on Form 10-K.

*         *         *

Ms. Linda Cvrkel U.S. Securities and Exchange Commission October 9, 2013 Page 6

In connection with the foregoing response to the Staff’s comments, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any other member of the Staff has any further questions or comments concerning the Company’s responses, please contact me at (919) 379-4300.

Very truly yours,

/s/ Robert A. Sheets

Robert A. Sheets
Executive Vice President – Chief Financial Officer and Chief Administrative Officer

ANNEX A

Modified Excerpt from Management’s Discussion and Analysis

of Financial Condition and Results of Operations

Results of Operations

Consolidated Statement of Operations and Supplemental Information
			Change
(in millions, except per kilo amounts)	2013		$	%	2012
Kilos sold	424.2		(2.7)	(0.6)	426.9
Tobacco sales and other operating revenues:
Sales and other operating revenues	$2,148.7		$94.1	4.6	$2,054.6
Average price per kilo	$5.07		$0.26	5.4	$4.81
Processing and other revenues	$95.1		$(1.1)	(1.1)	$96.2

Total sales and other operating revenues	$2,243.8		$93.0	4.3	$2,150.8
Tobacco cost of goods sold:
Tobacco costs	$1,804.1		$87.2	5.1	$1,716.9
Transportation, storage and other period costs	87.3		(2.8)	(3.1)	90.1
Derivative financial instrument and exchange costs (income)	11.1		18.9	242.3	(7.8)

Total tobacco cost of goods sold	$1,902.5		$103.3	5.7	$1,799.2
Average cost per kilo	$4.48		$0.27	6.4	$4.21
Processing and other revenues cost of services sold	$56.1		$(7.8)	(12.2)	$63.9

Total cost of goods and services sold	$1,958.6		$95.5	5.1	$1,863.1

Gross profit	$285.2		$(2.5)	(0.9)	$287.7
Selling, general and administrative expenses	145.8		(1.8)	(1.2)	147.6
Other income	20.7		5.0	31.8	15.7
Restructuring and asset impairment charges (recoveries)	(0.1)		(1.1)	(110.0)	1.0
Operating income	160.3	*	5.5 *	3.6	154.8
Debt retirement expense	1.2		1.2	100.0	—
Interest expense	114.6		7.8	7.3	106.8
Interest income	6.5		0.4	6.6	6.1
Income tax expense	28.0		3.0	12.0	25.0
Equity in net income of investee companies	1.6		1.5	1,500.0	0.1
Income (loss) attributable to noncontrolling interests	0.7		1.0	333.3	(0.3)

Net income attributable to the Company	$24.0	*	$(5.5)*	(18.6)	$29.5

*	Amounts do not equal column totals due to rounding

Comparison of the Year Ended March 31, 2013 to the Year Ended March 31, 2012

Summary

Total sales and other operating revenues increased $93.0 million and total cost of goods and services sold increased $95.5 million compared to the prior year. Our tobacco sales increased $94.1 million and our tobacco cost of goods sold increased $103.3 million due to the higher green costs from smaller fiscal 2013 crop sizes in Africa and Brazil which increased our processing costs on a per kilos basis. The increased costs in Africa were not fully passed on to our customers. Increased derivative financial instrument losses of $20.3 million also impacted the increase in tobacco cost of goods sold. Processing and other revenues decreased $1.1 million primarily due to the smaller crop size in Brazil and processing and other revenues cost of services sold decreased $7.8 million primarily due to lower volumes, the positive impact of exchange rates and lower processing costs per kilo in North America as processing volumes returned to normal levels after the impact of Hurricane Irene. Selling, general and administrative expenses (“SG&A”) decreased 1.2% compared to the prior year primarily from reduced building rent and professional fees partially offset by increased stock-based compensation costs. Other income was $20.7 million in 2013 primarily related to a non-cash benefit of $24.1 million for a Brazilian excise tax based on a court ruling on March 7, 2013 and gains on sales of assets and other of $4.9 million partially offset by losses on sales of receivables of $8.3 million. Other income was $15.7 million in 2012 primarily from asset gains in Brazil related to an exchange of real property of $16.0 million and gains on sales of assets and other of $4.8 million and losses on sales of receivables of $5.1 million. Primarily as a result of the change in other income, operating income increased 3.6% compared to the prior year.

Our interest costs increased 7.3% from the prior year related to higher average borrowings and higher average rates which reduced our pretax results for the year. Our effective tax rate increased from 46.2% in 2012 to 54.8% in 2013. Our effective rates in both years vary significantly from the statutory tax rate due to foreign income tax rates that are lower than the U.S. rate, changes in exchange rates, changes to valuation allowance on deferred tax assets and changes in unrecognized tax benefits.

South America Region

South America Supplemental Information
		Change
(in millions, except per kilo amounts)	2013	$	%	2012
Kilos sold	131.7	9.6	7.9	122.1
Tobacco sales and other operating revenues:
Sales and other operating revenues	$664.4	$64.5	10.8	$599.9
Average price per kilo	$5.04	$0.13	2.6	$4.91
Processing and other revenues	$20.5	$(2.5)	(10.9)	$23.0

Total sales and other operating revenues	$684.9	$62.0	10.0	$622.9
Tobacco cost of goods sold:
Tobacco costs	$542.5	$36.3	7.2	$506.2
Transportation, storage and other period costs	22.7	(8.3)	(26.8)	31.0
Derivative financial instrument and exchange costs (income)	15.6	18.0	750.0	(2.4)

Total tobacco cost of goods sold	$580.8	$46.0	8.6	$534.8
Average cost per kilo	$4.41	$0.03	0.7	$4.38
Processing and other revenues cost of services sold	$9.9	$(4.1)	(29.3)	$14.0

Total cost of goods and services sold	$590.7	$41.9	7.6	$548.8

Gross profit	$94.2	$20.1	27.1	$74.1
Selling, general and administrative expenses	27.9	0.9	3.3	27.0
Other income	27.3	10.3	60.6	17.0
Restructuring and asset impairment charges (recoveries)	(0.1)	(0.2)	(200.0)	0.1

Operating income	$93.7	$29.7	46.4	$64.0

Tobacco sales and other operating revenues increased $64.5 million or 10.8% while tobacco cost of goods sold increased $46.0 million or 8.6%. Gross profit increased $20.1 million and gross margin as a percentage of sales increased 1.8 percentage points compared with the prior year. Average sales prices increased $0.13 per kilo primarily due to higher prices paid to tobacco suppliers and increased processing costs resulting from a smaller crop this year, customer mix and product mix.

The average total tobacco costs of goods sold increased $0.03 per kilo primarily due to the positive impact of exchange rates this year on foreign denominated costs, product mix and a 9.6 million kilo increase in quantities sold primarily from opportunistic sales of old crop in the current year. Of total tobacco cost of goods sold, tobacco costs increased from higher prices paid to tobacco suppliers and increased processing costs as well as the increase in volumes sold. Transportation, storage and other period costs decreased from the prior year primarily as a result of the warehouse exchange late in fiscal 2012 that allowed more efficient and cost effective storage capacity in the current year. In addition, total tobacco cost of goods sold included increased losses from derivative financial instruments of $19.6 million due to currency fluctuations.

Primarily as a result of the smaller Brazilian crop this year, processing and other revenues decreased $2.5 million and processing and other revenues cost of services sold decreased $4.1 million. A positive exchange rate impact also lowered processing costs this year compared to the prior year.

Other income was $27.3 million in 2013 primarily related to a non-cash benefit of $24.1 million for a Brazilian excise tax based on a court ruling on March 7, 2013. Other income was $17.0 million in 2012 primarily from Brazilian asset gains related to a warehouse exchange of $16.0 million.

Value Added Services

Value Added Services Supplemental Information
		Change
(in millions, except per kilo amounts)	2013	$	%	2012
Kilos sold	23.3	(5.6)	(19.4)	28.9
Tobacco sales and other operating revenues:
Sales and other operating revenues	$119.8	$(25.7)	(17.7)	$145.5
Average price per kilo	$5.15	$0.12	2.4	$5.03
Processing and other revenues	$10.6	$0.1	1.0	$10.5

Total sales and other operating revenues	$130.4	$(25.6)	(16.4)	$156.0
Tobacco cost of goods sold:
Tobacco costs	$88.6	$(17.3)	(16.3)	$105.9
Transportation, storage and other period costs	8.5	(1.3)	(13.3)	9.8
Derivative financial instrument and exchange costs	—	—	—	—

Total tobacco cost of goods sold	$97.1	$(18.6)	(16.1)	$115.7
Average cost per kilo	$4.17	$0.17	4.3	$4.00
Processing and other revenues cost of services sold	$7.4	$(0.4)	(5.1)	$7.8

Total cost of goods and services sold	$104.5	$(19.0)	(15.4)	$123.5

Gross profit	$25.9	$(6.6)	(20.3)	$32.5
Selling, general and administrative expenses	4.0	2.0	100.0	2.0
Other income	0.1	—	—	0.1
Restructuring and asset impairment charges (recoveries)	—	—	—	—

Operating income	$22.0	$(8.6)	(28.1)	$30.6

Tobacco sales and other operating revenues decreased $25.7 million or 17.7% and tobacco cost of goods sold decreased $18.6 million or 16.1%. Decreased tobacco revenues and costs of goods sold were primarily a result of a decrease of 5.6 million kilos in quantities sold due to processing delays. These processing delays also resulted in higher operating costs on a per kilos basis and average costs of tobacco increased $0.17 per kilo while average sales prices only increased $0.12 per kilo. The processing delays and the related impact on costs per kilo decreased gross profit by $6.6 million and gross profit as a percentage of sales by 0.9 percentage points in 2013 compared to 2012.

Other Regions

Other Regions Supplemental Information
		Change
(in millions, except per kilo amounts)	2013	$	%	2012
Kilos sold	269.2	(6.7)	(2.4)	275.9
Tobacco sales and other operating revenues:
Sales and other operating revenues	$1,364.5	$55.3	4.2	$1,309.2
Average price per kilo	$5.07	$0.32	6.7	$4.75
Processing and other revenues	$64.0	$1.3	2.1	$62.7

Total sales and other operating revenues	$1,428.5	$56.6	4.1	$1,371.9
Tobacco cost of goods sold:
Tobacco costs	$1,173.0	$68.2	6.2	$1,104.8
Transportation, storage and other period costs	56.1	6.8	13.8	49.3
Derivative financial instrument and exchange costs	(4.5)	0.9	16.7	(5.4)

Total tobacco cost of goods sold	$1,224.6	$75.9	6.6	$1,148.7
Average cost per kilo	$4.55	$0.39	9.4	$4.16
Processing and other revenues cost of services sold	$38.8	$(3.3)	(7.8)	$42.1

Total cost of goods and services sold	$1,263.4	$72.6	6.1	$1,190.8

Gross profit	$165.1	$(16.0)	(8.8)	$181.1
Selling, general and administrative expenses	113.9	(4.7)	(4.0)	118.6
Other expense	(6.7)	(5.3)	(378.6)	(1.4)
Restructuring and asset impairment charges (recoveries)	—	(0.9)	(100.0)	0.9

Operating income	$44.5	$(15.7)	(26.1)	$60.2

Tobacco sales and other operating revenues increased $55.3 million or 4.2% while tobacco cost of goods sold increased $75.9 million or 6.6%. Gross profits decreased $16.0 million and gross profit as a percentage of sales decreased 1.6 percentage points in 2013 compared to 2012. Average total tobacco cost of goods sold increased $0.39 per kilo primarily due to higher prices paid to tobacco suppliers and increased operating costs in Africa as a result of the smaller crop sizes this year. Transportation, storage and other period costs increased primarily due to rising transportation and storage prices. These cost increases were only partially passed on to the customer and average sales price increased $0.32 per kilo. The increase in revenues and costs were partially offset by a 6.7 million kilo decrease in quantities sold, primarily byproducts from Asia.

Processing and other revenues increased $1.3 million primarily as a result of North America processing volumes returning to normal levels after the impact on 2012 volumes due to Hurricane Irene. This increase in processing volumes resulted in lower processing costs per kilo and processing and other revenues cost of services sold decreased $3.3 million.

Selling, general and administrative expenses decreased primarily due to reduced building rent and professional fees from the disposition of our non-tobacco operation in fiscal 2012. These decreased costs were partially offset by increased stock-based compensation costs. Other expense increased primarily due to the increased costs of an existing accounts receivable securitization program that expanded in March 2012 and the addition of another accounts receivable securitization program in March 2013.

A-4